================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                                 PANSOURCE B.V.
                            EVEREST ACQUISITION CORP.
                              KONINKLIJKE KPN N.V.
                                KPN TELECOM B.V.
                                   (Offerors)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    298801101
                       (CUSIP Number of Class Securities)

                              JAN-ROELOF STIENSTRA
                              PROJECT MANAGER, M&A
                              KONINKLIJKE KPN N.V.
                                   MAANPLEIN 5
                               2516 CK, THE HAGUE
                                 THE NETHERLANDS
                                 +31-70-343-4595

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               ERIC S. SHUBE, ESQ.
                                  ALLEN & OVERY
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK 10022
                                       USA
                                 +1-212-610-6300

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee
       $11,722,903                                                $1,079
--------------------------------------------------------------------------------

[X]        Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:           $1,903.55
--------------------------------------------------------------------------------

Form or Registration No.:         Schedule TO
--------------------------------------------------------------------------------
Filing Party:                     Pansource B.V., Everest Acquisition Corp.,
                                  Koninklijke KPN N.V. and KPN Telecom B.V.
--------------------------------------------------------------------------------

Date Filed:                       February 20, 2002
--------------------------------------------------------------------------------

[ ]       Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:


-----------------------
* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and
(b) the price offered per share.

                                   SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on February 20, 2002, which relates to the offer by Everest Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 1 is being filed on behalf of the Purchaser, Pansource, KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands, and KPN. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.


ITEM 11. ADDITIONAL INFORMATION

         (a)(5) On February 25, 2002, Suan Investments Inc. filed a complaint in the Delaware Court of Chancery against the Company, KPN, the Purchaser, Pansource and the directors of the Company. This action was brought individually and as a putative class action on behalf of all holders of Shares other than the defendants and persons related to or affiliated with the defendants. The complaint generally alleges that:

         o  the Offer price is inadequate and

         o KPN, the Purchaser and Pansource did not make full and candid disclosure in the Tender Offer Statement,

and as a result the Offer was made in breach of fiduciary duties. The lawsuit seeks, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Offer to Purchase. KPN, the Purchaser and Pansource believe that this lawsuit is entirely without merit.

ITEM 12. EXHIBITS

         (a) (5) (i) Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et al. filed in the Court of Chancery of the State of Delaware on February 25, 2002.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        EVEREST ACQUISITION CORP.

                                        By: /s/  J.R. STIENSTRA
                                           ------------------------------------
                                            Name: Mr. J.R. Stienstra
                                            Title: Vice-Chairman

                                        PANSOURCE B.V.

                                        By: /s/  S.G.J. VAN LOOSDRECHT
                                           -----------------------------------
                                           Name: Mr. S.G.J. Van Loosdrecht
                                           Title: Director

                                        KONINKLIJKE KPN N.V.

                                        By: /s/  A.J. SCHEEPBOUWER
                                           -----------------------------------
                                           Name: Mr. A.J. Scheepbouwer
                                           Title: CEO Royal Dutch KPN N.V.

                                        KPN TELECOM B.V.

                                        By: /s/  A.J. SCHEEPBOUWER
                                           -----------------------------------
                                           Name:  Mr. A.J. Scheepbouwer
                                           Title: CEO Royal Dutch KPN N.V.


Dated: March 4, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

(a)(5)(i) Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et al. filed in the Court of Chancery of the State of Delaware on February 25, 2002.